Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Year Ended June 30, 2007	Year Ended June 30, 2006
EQUIVALENT SHARES:
Weighted average shares outstanding	2,451,610	2,493,560

Total diluted shares	2,470,562	2,526,095

Net income	$1,886,677	$4,004,199

Basic earnings per share	$0.77	$1.61

Diluted earnings per share	$0.76	$1.59